SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Mesa Air Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

590479135

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590479135	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Candlewood Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,748,173
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,250,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 2 of 10 Pages

CUSIP No. 590479135	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Michael Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,748,173
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,250,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 10 Pages

CUSIP No. 590479135	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS David Koenig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,748,173
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,250,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 10 Pages

CUSIP No. 590479135	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Jonathan Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,748,173
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,250,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 10 Pages

CUSIP No. 590479135	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Candlewood Investment Group General, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,748,173
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,250,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,001
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 6 of 10 Pages

CUSIP No. 590479135	13G	Page 7 of 10 Pages

Item 1(a).	Name of Issuer: Mesa Air Group, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

410 North 44th Street, Suite 700

Phoenix, AZ 85008

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by:

i.	Candlewood Investment Group, LP (the “Investment Manager”).

ii.	Candlewood Investment Group General, LLC (the “Manager GP”).

iii.

Mr. Michael Lau, Mr. David Koenig and Mr. Jonathan Weiss (collectively, the “Managing Partners”) (the Managing Partners, together with the Investment Manager and the Manager GP, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

555 Theodore Fremd Ave., Suite C-303

Rye, NY 10580

Item 2(c).	Citizenship:

Investment Manager:      Delaware

Manager GP:                   Delaware

Managing Partners:         United States of America

Item 2(d).	Title of Class of Securities: Common Stock, no par value (the “Common Stock”)

Item 2(e).	CUSIP Number: 590479135

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The information set forth in rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference. The percentage set forth in row 11 is based on 23,902,903 outstanding shares of Common Stock as of December 31, 2018, as reported in the Company’s Schedule 14A filed on January 28, 2019. Certain private investment funds advised by the Investment Manager directly hold an aggregate 500,001 shares of Common Stock and 1,750,000 shares of Common Stock underlying certain warrants of the Company exercisable into Common Stock (the “Warrants”). The Manager GP serves as general partner to the Investment Manager. The Managing Partners are managing partners of the Investment Manager.

Page 7 of 10 Pages

CUSIP No. 590479135	13G	Page 8 of 10 Pages

Pursuant to the terms of the Warrants and the Company’s certificate of incorporation, as amended and restated (the “Certificate of Incorporation”), the Warrants are subject to certain exercise restrictions, and cannot be exercised if the exercise would violate the Certificate of Incorporation, or result in the holder of the warrant holding greater than 5% of the Company’s outstanding shares of common stock. Each of the Warrants reported on this Schedule 13G are held by entities organized in the Cayman Islands, and therefore cannot be exercised by the holders of the Warrants without prior approval of the Company. Accordingly, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock subject to the term of the Warrant.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The private investment funds advised by the Investment Manager that directly hold the shares of Common Stock and the Warrants have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or the Warrants (the “Economic Interest”) reported as beneficially owned by the Investment Manager, the Manager GP and the Managing Partners.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

CUSIP No. 590479135	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Jonathan Weiss
Jonathan Weiss

Page 9 of 10 Pages

CUSIP No. 590479135	13G	Page 10 of 10 Pages

EXHIBIT I

AGREEMENT OF JOINT FILING

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: February 14, 2019

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name:	Janet Miller
Title:	COO/GC/Authorized Person

CANDLEWOOD INVESTMENT GROUP GENERAL, LLC

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Manager

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Jonathan Weiss
Jonathan Weiss

Page 10 of 10 Pages